Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30
	2016	2015

Earnings Available for Fixed Charges
Loss before income taxes and noncontrolling interests that have not incurred fixed charges	$(3,894)	(476)
Distributions greater (less) than equity in earnings of affiliates	222	(41)
Fixed charges, excluding capitalized interest*	708	548

	$(2,964)	31

Fixed Charges
Interest and debt expense, excluding capitalized interest	$593	412
Capitalized interest	83	191
Interest portion of rental expense	35	57

	$711	660

Ratio of Earnings to Fixed Charges**	—	—

  *Includes amortization of capitalized interest totaling approximately $80 million in 2016 and $79 million in 2015.

**Earnings for the six-month periods ended June 30, 2016 and 2015 were inadequate to cover fixed charges by $3,675 million and $629 million, respectively.